SO
3-11



02007470

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52408


RECEIVED
MAR 01 2002
143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BrokerageAmerica, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 PARK AVENUE

(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN MCHOUL JR. 212-682-8833

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIEBMAN, GOLDBERG & DROGIN LLP

(Name — *if individual, state last, first, middle name*)

591 STEWART AVENUE SUITE 450 GARDEN CITY, NY 11530

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Andrew Sycoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BrokerageAmerica, Inc., as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

REVAN R. SCHWARTZ
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01SC8876650
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES NOVEMBER 30, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKERAGEAMERICA, INC.

For the year ended December 31, 2001

CONTENTS

LIEBMAN GOLDBERG & DROGIN LLP
Certified Public Accountants
591 Stewart Avenue, Suite 450
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Independent Auditors' Report

Board of Directors
BrokerageAmerica, Inc.

We have audited the accompanying statement of financial condition of BrokerageAmerica, Inc.("the company) as of December 31, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2001 then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BrokerageAmerica, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 11-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Liebman Goldberg & Drogin, LLP
Garden City, New York

February 14, 2002

BROKERAGEAMERICA, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

	Allowable	Non-Allowable	Total
Cash in bank	$ 3,456,801	$ -	$ 3,456,801
Receivables from broker dealers and clearing organizations	1,846,116	-	1,846,116
Securities owned at market value	1,059,184		1,059,184
Property and equipment, net of accumulated depreciation of $129,285	-	719,403	719,403
Deferred tax asset		7,047,091	7,047,091
Deposits and prepaid expenses	-	697,989	697,989
Total assets	$ 6,362,101	$ 8,464,483	$ 14,826,584

LIABILITIES AND STOCKHOLDERS' EQUITY

	Aggregate Indebtedness Liabilities	Nonaggregate Indebtedness Liabilities	Total
Liabilities:			
Securities sold, not yet purchased	$ -	$ 490,791	$ 490,791
Payable to broker dealers and clearing organization	479,707	-	479,707
Accrued payroll expense	137,528		137,528
Accrued corporate taxes	39,611		39,611
Accounts payable and accrued expenses payable	133,423	-	133,423
Total liabilities	$ 790,269	$ 490,791	1,281,060
Stockholders' Equity:			
Common stock - no par value; voting; 1,000 shares authorized and 800 shares issued and outstanding			800
Additional paid-in capital			22,999,187
Deficit			(9,454,463)
Total stockholders' equity			13,545,524
Total liabilities and stockholders' equity			$ 14,826,584

The accompanying notes are an integral part of these statements.

BROKERAGEAMERICA, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2001

Revenues:		
Interest, dividend and other income	$ 736,794	
Trading and investment income	92,465	
Mutual funds	210	
Total revenues		$ 829,469
Expenses:		
Marketing and advertising	$ 7,387,043	
Salaries and related payroll taxes	2,546,589	
Clearance and execution costs	1,684,107	
Dues and subscription expenses	1,437,709	
Professional fees	920,408	
Occupancy	618,726	
Commissions	609,616	
Other administrative expenses	525,521	
Employment fees	331,137	
Insurance	263,044	
Travel and entertainment	162,399	
Repairs and maintenance	136,379	
Depreciation and amortization	128,794	
Telephone	109,153	
Regulatory fees	88,107	
Office expense and postage	80,376	
Total expenses		17,029,108
Loss before (provision) benefit for income taxes		(16,199,639)
(Provision) benefit for income taxes		6,871,079
Net Loss		$ (9,328,560)

The accompanying notes are an integral part of these statements.

BROKERAGEAMERICA, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2001

	Number of Shares	Common Stock	Additional paid-in Capital	Deficit	Total
Balance					
January 1, 2001	536.75	$ 537	$20,499,450	$ (125,903)	$ 20,374,084
1000 authorized and 537 issued and outstanding					
Contributed capital	263.25	263	2,499,737	-	2,500,000
Shareholders Distributions	-	-	-		-
Net loss	-	-	-	(9,328,560)	(9,328,560)
Balance					
December 31, 2001	800.00	$ 800	$22,999,187	$ (9,454,463)	$ 13,545,524

The accompanying notes are an integral part of these statements.

BROKERAGEAMERICA, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2001

Cash flows from operating activities:	
Net Loss	$ (9,328,560)
Adjustments to Reconcile Net Loss to Net Cash	
Provided by (Used in) Operating Activities:	
Depreciation and amortization	128,794
(Increase) Decrease in Operating Assets:	
Receivables from brokers and dealers	(897,965)
Securities owned at market value	(859,912)
Deferred tax asset	(6,921,643)
Deposits and prepaid expenses	(464,271)
Increase (Decrease) in Operating Liabilities:	
Aggregate indebtedness	1,174,032
Total adjustments	(7,840,965)
Net cash (used in) operating activities	(17,169,525)
Cash flows from investing activities:	
Purchase of equipment	(806,675)
Net cash (used in) investing activities	(806,675)
Cash flows from financing activities:	
Issuance of stock	2,500,000
Net cash provided by financing activities	2,500,000
Net (decrease) in cash	(15,476,200)
Cash - beginning of year	18,933,001
Cash - end of year	$ 3,456,801
Supplemental disclosures:	
Income taxes paid	$ 8,228
Interest paid	$ 1,193

The accompanying notes are an integral part of these statements.H238

Note 1 - Organization:

The Company was incorporated in the State of Delaware on February 10, 2000 under the name of Andrew Garrett Trading, Inc. In May 2001, the name was changed to BrokerageAmerica, Inc. The Company is a broker-dealer, registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company began operating as an introducing broker in October 2000. The Company does not hold funds or securities for, or owes any money or securities to customers and does not maintain accounts of, or for, customers. The agreement with the clearing broker requires the Company to assume the credit risk associated with customer transactions.

Note 2 - Significant Accounting Policies:

Nature of Business:

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Securities Transactions:

Securities transactions (and related commission revenues and expenses) are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Market Value of Securities:

Securities owned are stated at quoted market values with the resulting unrealized gains and losses reflected in the statement of income. Securities not readily marketable are valued at fair value as determined by management.

Furniture, Equipment and Leasehold Improvements:

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful live of the improvement or the term of the lease.

Note 2 - Significant Accounting Policies (Continued):

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. The carrying value of cash approximates fair value.

Concentration of Credit Risk:

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company maintains some of its cash balances in accounts, which exceed federally insured limits. It has not experienced any losses to date resulting from this policy.

Recent Accounting Requirements:

The Company has not completed its evaluation of the adoption of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." However, management believes any such effect will not be material. Adoption of this pronouncement is effective for fiscal years beginning after December 15, 1995.

Note 3 - Receivable from and Deposit with Clearing Organization:

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivables from broker dealers and clearing organizations represents primarily cash held by the clearing organizations for commissions generated in December 2001 and received in January 2002. The deposit with the clearing organizations is required by the clearing agreement.

As stated in Note 2, the Company records securities transactions on a settlement date basis. Further, the Company has agreed to indemnify its clearing organization for losses that the clearing organization may sustain from the customer accounts introduced by the Company.

Note 3 - Receivable from and Deposit with Clearing Organization (Continued):

Should a customer not fulfill his obligation on a trade date transaction through December 31, 2001, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date, all unsettled trades at December 31, 2001 settled with no resulting liability to the Company.

The Company is engaged in various trading and brokerage activities whose counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001, consist of the following:

	Receivable	Payable
Payable to clearing broker	$ 0	$ 479,707
Receivable from clearing organizations	1,846,116	0
Fees and commissions receivable/payable	0	0
	$ 1,846,116	$ 479,707

Note 4 - Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements consists of the following:

Furniture and fixtures	$ 80,050
Equipment	560,043
Leasehold improvements	208,595
Total	848,688
Less: accumulated depreciation and amortization	129,285
	$719,403

Depreciation and amortization expense for the year ended December 31, 2001 amounted to $128,794.

Note 5 – Related Party Transactions:

During 2001, the company entered into an Expense Allocation Agreement with one of its stockholders, Andrew Garrett Inc. Under the agreement, each of the parties desires to receive certain administrative and other services from the other party in exchange for compensation set forth in the Expenses Allocation Agreement.

Note 6 – Stockholders Equity:

On September 29, 2001, the company agreed to merge with One Financial Network Inc., a non-related party. It is the intent of the merger that the company cease its corporate existence and its operations will be transferred to One Financial Network's subsidiary, One Financial Network LLC. On December 17, 2001, One Financial Network LLC filed a certificate of amendment with the State of California changing its name to BrokerageAmerica, LLC. The merger and the name change have not yet been approved by the NASD, and therefore, all filings continue to be filed under the broker-dealer name of BrokerageAmerica, Inc.

As part of the merger agreement, the two shareholders exchanged their 800 shares of common stock for 65,638.77 shares of OFN, Inc., thus owning 96.15% of OFN, Inc. The current surviving entity (OFN, Inc.) to be known as BrokerageAmerica Inc., is now controlled by these two shareholders.

OFN, Inc. provides all funds necessary to support the operation of its subsidiary, (OFN, LLC), the broker-dealer. OFN, Inc. has a master services agreement with its subsidiary to allocate certain overhead expenses related to the brokerage operation. Prior to the merger, OFN, Inc. issued stock in exchange for future clearing credits valued post merger at 7 million dollars, which are to be utilized as offsets and reductions against broker-dealer clearing costs. It is the companys intent in this merger, to use these credits when its operations are transferred to OFN, Inc.'s subsidiary.

Note 7 - Income Taxes:

The (provision) benefit for income taxes is as follows:

	For the year ended December 31, 2001
Income taxes (benefits:)	
Current tax Expense:	
Federal	-0-
State	24,058
Local	26,506
Deferred taxes:	
Federal	$ (5,622,227)
State	(1,299,416)
	$(6 ,871,079)

The difference between the effective tax rate and the statutory Federal tax rate is primarily due to state and local income taxes.

Pursuant to SFAS No. 109, deferred income taxes (benefits) have been provided and relates to the company's net operating loss. Deferred tax expense or benefit is the change in the computed tax asset or liability balance.

Note 8 - Securities Owned, and Sold, Not Yet Purchased:

Marketable securities owned, and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$1,059,184	$490,791
Options	0	0
	$1,059,184	$490,791

Note 9 - Net Capital Requirement:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital, as defined. The Company has elected to use the basic method permitted by the rules which require the Company to maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness (as defined), or a formula based upon the Company's trading markets (as defined) which amounted to $1,000,000 as of December 31, 2001. As of December 31, 2001, the Company's regulatory net capital was $4,821,478 which was $3,821,478 in excess of the minimum required.

Note 10 - Commitments and Contingencies:

During October 2000, the Company entered into a lease for its premises at 425 Park Avenue, New York City for a term of fourteen years and four months commencing January 01, 2001 and ending on April 30, 2015 at an annual base rental of $505,180 per annum. The lease also contains standard escalations for real estate taxes, and standard building wages. As of December 31, 2001, the Company had future minimum annual lease obligations as follows:

December 31,	2002	$ 505,180
	2003	505,180
	2004	505,180
	2005	528,407
	2006 - 2015	5,214,387
		$7,258,334

Supplemental Information

BROKERAGEAMERICA, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

For the year ended December 31, 2001

Net Capital

Total ownership equity from statement of financial condition	$ 13,545,524
Deduct ownership equity not allowed for net capital	-
Total capital	13,545,524
Deductions and/or charges a) total non-allowable assets from statement of financial condition	8,464,483
Net capital before adjustments for haircuts on securities positions and undue concentration.	5,081,041
Adjustments:	
Haircut on securities	(259,564)
Undue concentration	-
Total adjustments	(259,564)
Net capital	$ 4,821,478
Minimum net capital	$ 1,000,000
Excess net capital	$ 3,821,478
Aggregate indebtedness	$ 790,269
Percentage of aggregate indebtedness to net capital (790,269 ÷ 4,821,478)	16.4%

The accompanying notes are an integral part of these statements.

BROKERAGEAMERICA, INC.

COMPUTATION OF DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2001

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker dealer on a fully disclosed basis. In the opinion of the management of BrokerageAmerica Inc., the conditions of the Company's exemption from rule 15c3-3 were complied with throughout the year ended December 31, 2001.

BROKERAGEAMERICA, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15C3-1 BETWEEN THE UNAUDITED

FOCUS REPORT AND THE AUDITED FOCUS REPORT

For the year ended December 31, 2001

Net Capital per audited focus report	$ 4,821,478
Net capital per unaudited focus report	4,902,108
Difference to be reconciled	$ (80,630)
Accrued year end income taxes	39,268
Additional year end expenses	39,700
Additional haircut	1,662
	$ 80,630

The accompanying notes are an integral part of these statements.

BROKERAGEAMERICA, INC.

INDEPENDENT AUDITORS' REPORT

ON

INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2001

LIEBMAN GOLDBERG & DROGIN LLP
Certified Public Accountants
591 Stewart Avenue, Suite 450
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Board of Directors
BrokerageAmerica, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of BrokerageAmerica, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Liebman Goldberg & Drogin LLP



Garden City, New York
February 14, 2002



BROKERAGEAMERICA, INC.

FINANCIAL STATEMENTS AND SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2001

with

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

LIEBMAN GOLDBERG & DROGIN LLP

Certified Public Accountants